UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Luckin Coffee Inc.
(Issuer)

Luckin Coffee Investment Inc.

Luckin Coffee USA Holdings Inc.

Luckin Coffee International Holdings Inc.

Luckin Coffee (USA) Inc.

Luckin Coffee Roasting (Hong Kong) Limited
Luckin Coffee (Hong Kong) Limited

Luckin Coffee Roastery (Hong Kong) Limited

Luckin Coffee International (Hong Kong) Limited

(Subsidiary Guarantors)

(Name of applicants)

28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount (1)
9.00% Series A Senior Secured Notes Due 2023	Up to 120,000,000 aggregate principal amount
9.00% Series B Senior Secured Notes Due 2027	Up to 200,000,000 aggregate principal amount
Zero coupon Series C Senior Secured Notes Due 2023	Up to 40,000,000 aggregate principal amount

(1) the actual class of New Notes (as defined below) and amount of such New Notes to be issued will depend on the exercise by the Scheme Creditors (as defined below) of certain election rights as provided under the Scheme Document (as defined below)

Approximate date of issuance

As soon as practicable after the effective date of the Scheme (as described herein) and the effectiveness of this application

Name and address of agent for service:
Cogency Global Inc. 122 East 42nd Street, 18th Floor, New York, NY 10168

With copies to:
Yan Zhang Li He Davis Polk & Wardwell LLP 450 Lexington Ave New York, New York 10017 (212) 450-4000

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

Luckin Coffee Inc. is referred to herein as the “Issuer.” Luckin Coffee Investment Inc., Luckin Coffee USA Holdings Inc., Luckin Coffee International Holdings Inc., Luckin Coffee (USA) Inc., Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited are collectively referred to herein as the “Subsidiary Guarantors.” The Issuer and the Subsidiary Guarantors are referred to herein collectively as the “Applicants.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document (as defined below).

General

1.       General Information

Name of Applicant	Form of Organization	Jurisdiction of Organization
Luckin Coffee Inc.	Company	Cayman Islands
Luckin Coffee Investment Inc.	Company	British Virgin Islands
Luckin Coffee USA Holdings Inc.	Company	British Virgin Islands
Luckin Coffee International Holdings Inc.	Company	British Virgin Islands
Luckin Coffee (USA) Inc.	Company	Delaware
Luckin Coffee Roasting (Hong Kong) Limited	Company	Hong Kong
Luckin Coffee (Hong Kong) Limited	Company	Hong Kong
Luckin Coffee Roastery (Hong Kong) Limited	Company	Hong Kong
Luckin Coffee International (Hong Kong) Limited	Company	Hong Kong

2.       Securities Act Exemption Applicable

Registration of (1) 9.00% Series A Senior Secured Notes Due 2023 (the “New Notes A”); (2) 9.00% Series B Senior Secured Notes Due 2027 (the “New Notes B”) and (3) Zero coupon Series C Senior Secured Notes Due 2023 (the “New Notes C”, together with New Notes A and New Notes B, collectively, the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”

The New Notes will be issued pursuant to an indenture, the form of which is attached hereto as Exhibit T3C-1 (the “Base Indenture”), by and among the Issuer, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (the “Trustee” as more fully set forth in Section 1.01), the common security agent (the “Common Security Agent”), the paying agent (the “Paying Agent”), the registrar (the “Registrar”) and the transfer agent (the “Transfer Agent”), as supplemented by the Series A supplemental indenture, the form of which is attached hereto as Exhibit T3C -2 (the “Supplemental Indenture A”), the Series B supplemental indenture, the form of which is attached hereto as Exhibit T3C-3 (the “Supplemental Indenture B”), and the Series C supplemental indenture, the form of which is attached hereto as Exhibit T3C-4 (the “Supplemental Indenture C”, together with the Base Indenture, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C, the “Indenture”), in connection with a scheme of arrangement under Section 86 of the Companies Act (2021 Revision) of the Cayman Islands (the “Scheme”). The Scheme pertains to the restructuring of certain indebtedness of the Issuer arising under US$460,000,000 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”). See Exhibit T3E for the composite document comprising the Scheme and the explanatory statement in respect thereto, required under Cayman Islands law to be distributed to Scheme Creditors (as defined in the Scheme) and containing all information reasonably necessary to enable a Scheme Creditor to make an informed decision about the merits of the proposed Scheme (together, the “Scheme Document”). The Scheme Document was made available by the Issuer to all Scheme Creditors on October 27, 2021. A meeting of the Scheme Creditors (the “Scheme Meeting”) took place on November 30, 2021 at which the Scheme was approved by the requisite majorities, being at least seventy-five percent by value and a majority in number of those Scheme Creditors attending and voting (in person or by proxy) at the Scheme Meeting. The Scheme was subsequently sanctioned by the Grand Court of the Cayman Islands (the “Cayman Court”) at a hearing on December 13, 2021 and became effective pursuant to its terms, on December 17, 2021. As set forth in more detail in the Scheme Document, on the effective date of the restructuring, the Scheme Creditors will receive, among other consideration, the New Notes to be issued by the Issuer in exchange for the full release and discharge of their claims arising pursuant to, under or in connection with the Existing Notes and the indenture thereto.

Analysis

The issuance of the New Notes as part of the Scheme will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

The New Notes (together with other consideration prescribed by the Scheme) will be issued to Scheme Creditors in exchange for the full release and discharge of the claims of Scheme Creditors (against the Issuer and other “Released Parties”, as defined in the Scheme) with respect to any indebtedness of the Issuer arising pursuant to, under or in connection with the Existing Notes and certain other claims and/or liabilities described at Clause 13 of the Scheme and the Deed of Release (as defined in the Scheme).

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Section 86 of the Companies Act (2021 Revision), a scheme of arrangement in the Cayman Islands will become legally binding on all creditors with claims subject to the scheme of arrangement provided that (i) the statutory voting majorities are met; (ii) the Cayman Court sanctions the scheme of arrangement; and (iii) the sanction order is delivered to the Registrar of Companies for registration.

The Scheme was unanimously approved by all of the Scheme Creditors attending and voting (in person or by proxy) at the Scheme Meeting held on November 30, 2021, and the turnout at the Scheme Meeting was 97.7% by value. Following a hearing of the Issuer’s petition for sanction of the Scheme on December, 13 2021 (the “Scheme Sanction Hearing”) at which the Cayman Court considered the fairness of the terms of the Scheme to all those affected by and/or subject to the Scheme, the Scheme was sanctioned by order of the Cayman Court dated December 13, 2021. The sanction of a scheme of arrangement is ultimately a discretionary matter for the Cayman Court. However, where the scheme of arrangement has been approved by the requisite statutory majority, and the class of creditors was fairly represented at the scheme meeting there is a presumption that the scheme of arrangement is fair. Further evidence was submitted to demonstrate that the Scheme is fair because the Scheme would provide a better outcome than the Scheme Creditors would receive in the comparator, being an official liquidation of the Issuer. All Scheme Creditors were given sufficient notice of the Scheme Sanction Hearing and were entitled to attend in person or through counsel to voice their support or opposition to the Scheme. The Scheme was not opposed by any such person and the Scheme was found by the Cayman Court to be fair and one that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. Accordingly, the Scheme was sanctioned by order dated December 13, 2021.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

Prior to the Scheme Sanction Hearing, the Scheme Document was filed with the Cayman Court. The Scheme Document states that the Issuer will rely on the Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption. Additionally, the Issuer filed evidence in the proceedings, in support of the Scheme, which included statements that the Issuer would rely on the Section 3(a)(10) exemption based on the Cayman Court’s approval of the transaction and sanction of the Scheme. At the Scheme Sanction Hearing, the Cayman Court was satisfied that the Scheme was fair and one that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. As such, the Cayman Court has considered the fairness of the terms and conditions of the Scheme to the Scheme Creditors before approving the Scheme and accordingly made an order that the Scheme be sanctioned.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

The terms and conditions of the Scheme were approved by the Cayman Court following the Scheme Sanction Hearing described above, by order dated December 13, 2021.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Cayman Court has jurisdiction to sanction the Scheme promulgated by the Issuer (being a company incorporated in the Cayman Islands) at the Scheme Sanction Hearing pursuant to Section 86 of the Companies Act (2021 Revision).

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors (and any other interested parties) were entitled to appear and be heard at the Scheme Sanction Hearing. The Scheme Sanction Hearing was held in open court and no dissenting Scheme Creditor appeared to oppose the Scheme.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

In accordance with the orders and directions of the Cayman Court by order dated October 26, 2021, Scheme Creditors were given adequate notice of the convening of the Scheme Meeting and provided with all information reasonably necessary for Scheme Creditors to consider the merits of the proposed Scheme, as set forth in the Scheme Document. As noted above, the Scheme Document states that the Issuer will rely on the Cayman Court’s approval of the Scheme as the basis for the Section 3(a)(10) exemption.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There was no impediment to any Scheme Creditor appearing or being heard at the Scheme Sanction Hearing.

Affiliations

3.       Affiliates

A chart of the direct or indirect subsidiaries of the Applicants is contained in Exhibit T3G and incorporated by reference herein.

The Applicants expect that all of these entities will continue to exist upon consummation of the Scheme, in the ownership structure shown above.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

Management and Control

4.       Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof. The mailing address of each director and executive officer is: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Luckin Coffee Inc.

Name	Office
Jinyi Guo	Director, Chief Executive Officer and Chairman of the Board
Wenbao Cao	Director and Senior Vice President
Gang Wu	Director and Senior Vice President
Yang Cha	Independent Director
Wai Yuen Chong	Independent Director
Feng Liu	Independent Director
Sean Shao	Independent Director
Reinout Hendrik Schakel	Chief Financial Officer and Chief Strategy Officer
Fei Yang	Chief Growth Officer
Shan Jiang	Senior Vice President
Weiming Zhou	Senior Vice President
Conyers Trust Company (Cayman) Limited	Secretary

Luckin Coffee Investment Inc.

Name	Office
Jinyi Guo	Director

Luckin Coffee USA Holdings Inc.

Name	Office
Jinyi Guo	Director

Luckin Coffee International Holdings Inc.

Name	Office
Jinyi Guo	Director

Luckin Coffee (USA) Inc.

Name	Office
Yihui Zhang	Director

Luckin Coffee Roasting (Hong Kong) Limited

Name	Office
Jinyi Guo	Director

Luckin Coffee (Hong Kong) Limited

Name	Office
Jinyi Guo	Director

Luckin Coffee Roastery (Hong Kong) Limited

Name	Office
Jinyi Guo	Director

Luckin Coffee International (Hong Kong) Limited

Name	Office
Jinyi Guo	Director

5.       Principal Owners of Voting Securities

Luckin Coffee Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Centurium.			47.04%
through Fortunate Cup Holdings Limited and Lucky Cup Holdings Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (for Fortunate Cup Holdings Limited) and Maples Corporate Service Limited, PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands (for Lucky Cup Holdings Limited)	Class B Ordinary Shares	144,778,500
through Cannonball Limited Maples Corporate Service Limited, PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands (Cannonball Limited)	Senior Preferred Shares	295,384,615
Haode/Primus/Summer Fame (with KPMG being liquidator)			10.35%
Haode Investment Inc. Vistra Corporate Services Centre Wickhams Cay II Road Town Tortola, VG1110, British Virgin Islands	Class A Ordinary Shares	208,146,050
Primus Investments Fund, L.P. 4th Floor Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman.KY1-1002, Cayman Islands	Class A Ordinary Shares	131,250,000
Summer Fame Limited Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands	Class A Ordinary Shares	44,029,698

Luckin Coffee Investment Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Inc. Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands	Ordinary Shares	1	100%

Luckin Coffee USA Holdings Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Inc. Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands	Ordinary Shares	1	100%

Luckin Coffee International Holdings Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Inc. Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands	Ordinary Shares	1	100%

Luckin Coffee (USA) Inc.

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee USA Holdings Inc. Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	Common Stock	200	100%

Luckin Coffee Roasting (Hong Kong) Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Investment Inc. Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	Ordinary Shares	5,000,000	100%

Luckin Coffee (Hong Kong) Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Investment Inc. Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	Ordinary Shares	1	100%

Luckin Coffee Roastery (Hong Kong) Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee Investment Inc. Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	Ordinary Shares	1	100%

Luckin Coffee International (Hong Kong) Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of this Subsidiary Guarantor as of January 18, 2022.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Luckin Coffee International Holdings Inc. Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	Ordinary Shares	1	100%

Underwriters

6.       Underwriters

(a)       None.

(b)       There are no underwriters for the New Notes proposed to be issued.

Capital Securities

7.       Capitalization

(a)       The authorized and outstanding securities of the Applicants as of January 18, 2022 were as follows:

Luckin Coffee Inc.

Title of Class	Amount Authorized	Amount Outstanding
Class A Ordinary Shares	20,000,000,000	1,950,457,380
Class B Ordinary Shares	5,000,000,000	144,778,552
Senior Preferred Shares	N/A*	307,692,307

* The directors of the Issuer may issue from time to time the preferred shares out of the authorized share capital of the Issuer.

Luckin Coffee Investment Inc.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	1 share

Luckin Coffee USA Holdings Inc.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	1 share

Luckin Coffee International Holdings Inc.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	50,000 shares	1 share

Luckin Coffee (USA) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	200 shares	200 shares

Luckin Coffee Roasting (Hong Kong) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	5,000,000 shares	5,000,000 shares

Luckin Coffee (Hong Kong) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1 share	1 share

Luckin Coffee Roastery (Hong Kong) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1 share	1 share

Luckin Coffee International (Hong Kong) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1 share	1 share

(b)       Voting power for each securities:

Luckin Coffee Inc.:

Class A Ordinary Shares: One share equals one vote
Class B Ordinary Shares: One share equals ten votes
Senior Preferred Shares: One share equals one vote

Subsidiaries Guarantors: One share equals one vote

Indenture Securities

8.       Analysis of indenture provisions.

The New Notes will be subject to the Base Indenture and the supplemental indentures filed as Exhibits T3C-1 to T3C-4 hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the forms of the Base Indenture and the supplemental indentures filed as Exhibits T3C-1 to T3C-4 hereto. Unless otherwise specified, all capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture. All section references below shall refer to the section numbers in the Base Indenture.

(a)       Events of Default; Withholding of Notice

Events of Default

Each of the following events is an “Event of Default”:

(i)       default in the payment of principal of (or premium, if any, on) the Notes of such series when the same becomes due and payable at maturity, upon acceleration, redemption, required repurchase upon a Change of Control or otherwise;

(ii)       default in the payment of interest (if any) on Notes of such series when the same becomes due and payable, and such default (a “Payment Default”) continues for a period of 30 consecutive days;

(iii)       default in the performance or breach of the provisions of Article 5, the failure by the Issuer to make or consummate an Offer to Purchase in the manner described under Section 4.12 or Section 4.13, the failure by the Issuer to create, or cause the Subsidiary Guarantor Pledgors to create, a First Priority Lien on the Collateral (subject to any Permitted Liens) in accordance with Section 12.01, or default in the performance or breach of the provisions of Section 4.20;

(iv)       the Issuer or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in this Indenture, the supplemental indenture or any Security Documentation in respect of such series (other than a default specified in Section 6.01(a), (b) or (c)) and such default or breach continues for a period of 60 consecutive days, provided that the failure by the Issuer to reappoint the Scheme Supervisors under Section 4.18(c) shall not constitute a Default or Event of Default if any Default or Event of Default the occurrence of which gives rise to the Issuer’s such obligation of reappointment has been duly waived or cured in accordance with this Indenture;

(v)       there occurs with respect to any Indebtedness of the Issuer or any Significant Restricted Subsidiary having an outstanding principal amount of US$40.0 million (or the Dollar Equivalent thereof) or more in the aggregate for all such Indebtedness of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare or otherwise caused such Indebtedness to be due and payable prior to its Stated Maturity, and such acceleration shall not, after the expiration of any applicable grace period, have been rescinded or annulled or such event of default shall not have been cured or waived, or such Indebtedness shall not have been paid or discharged, as the case may be, within 30 consecutive days;

(vi)       one or more final judgments or orders for the payment of money are rendered against the Issuer or any Restricted Subsidiary and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed US$40.0 million (or the Dollar Equivalent thereof) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(vii)       an involuntary case or other proceeding is commenced against the Issuer or any Significant Restricted Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or any Significant Restricted Subsidiary or for any substantial part of the property and assets of the Issuer or any Significant Restricted Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Issuer or any Significant Restricted Subsidiary under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(viii)       the Issuer or any Significant Restricted Subsidiary, (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer or any Significant Restricted Subsidiary) or for all or substantially all of the property and assets of the Issuer or any Significant Restricted Subsidiary or (iii) effects any general assignment for the benefit of creditors (other than, in each case under (ii), any of the foregoing that arises from any solvent liquidation or restructuring of a Significant Restricted Subsidiary in the ordinary course of business that shall result in the net assets of such Significant Restricted Subsidiary being transferred to or otherwise vested in the Issuer or any Restricted Subsidiary on a pro rata basis or on a basis more favorable to the Issuer);

(ix)       any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee or gives notice to such effect or, except as permitted by this Indenture, any Subsidiary Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect or declared null and void;

(x)       any default by the Issuer or any Subsidiary Guarantor in the performance of any of its obligations under the Security Documentation, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral, taken as a whole, in any material respect;

(xi)       the Issuer or any Subsidiary Guarantor denies or disaffirms its obligations under any Security Documentation or, other than in accordance with this Indenture, the Notes and the Security Documentation, any Security Documentation ceases to be or is not in full force and effect or the Trustee ceases to have a First Priority Lien on the Collateral (subject to any Permitted Liens);

(xii)       there occurs a Repayment Default;

(xiii)       there occurs a Deposit Default and either (x) any member of the Board of Directors fails to timely comply with its obligation to deliver the Letter of Resignation to the Trustee or (y) the Board of Directors fails to timely comply with its obligation to deliver the Appointment Resolution to the Scheme Supervisors; or

(xiv)       any other Event of Default provided in any supplemental indenture with respect to Notes of such series.

Below is an Event of Default with respect to New Notes A:

(i)       any failure by the Issuer to satisfy its obligation in connection with the issuance of Top-Up ADSs and/or Net Loss ADSs or payment of the cash equivalent in accordance with the Noteholder Scheme of Arrangement and such failure continues for a period of 30 consecutive days.

Acceleration

If an Event of Default with respect to the Notes of any series at the time Outstanding (other than a Bankruptcy Default) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes of such series then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee, at the written direction of such Holders shall, subject to receiving indemnity and/or security and/or pre-funding to its satisfaction, declare the principal of, premium, if any, and accrued and unpaid interest (if any) on the Notes of such series to be immediately due and payable. Upon a declaration of acceleration by any of the foregoing, such principal of, premium, if any, and accrued and unpaid interest (if any) on the Notes shall be immediately due and payable. If a Bankruptcy Default occurs with respect to the Company or any Significant Restricted Subsidiary, the principal of, premium, if any, and accrued and unpaid interest (if any) on the Notes of all series then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

If an Event of Default with respect to Notes of any series occurs and is continuing, the Holders of more than 50% of the principal amount of the outstanding Notes of such series by written notice to the Company and to the Trustee may, on behalf of all the Holders, waive all past defaults and rescind and annul a declaration of acceleration and its consequences if: i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest, if any, on the Notes of such series that have become due solely by such declaration of acceleration, have been cured or waived, and ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. Upon such waiver, the Default with respect to Notes of such series shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Withholding Notice

If a Responsible Officer of the Trustee is notified of a Default or Event of Default in accordance with Section 6.08 and Section 7.02(m) which is continuing, then the Trustee shall send notice of such event to each Holder within 30 days after receipt of notice of such Default or Event of Default, unless the Default or Event of Default has been cured or waived pursuant to this Indenture; provided, that, except in the case of a default in the payment of the principal of or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determine that withholding the notice is in the interest of the Holders. None of the Trustee or any Agent is obligated to do anything to ascertain whether any Event of Default or Default has occurred or is continuing and will not be responsible to Holders or any other person for any loss arising from any failure by it to do so, and each of the Trustee and the Agents may assume that no such event has occurred (except when there is a default in payment of principal or interest on any Note or failure by the Issuer to provide its annual compliance certificate to the Trustee) and that the Issuer and the Subsidiary Guarantors are performing all of their obligations under this Indenture, and the Notes unless the Trustee, or the Agent, as the case may be, has received written notice of the occurrence of such event or facts establishing that a Default or an Event of Default has occurred or that the Issuer and the Subsidiary Guarantors are not performing all of their obligations under this Indenture and/or the Notes. The Trustee is entitled to rely on any Opinion of Counsel or Officers' Certificate regarding whether an Event of Default has occurred.

(b)       Authentication and Delivery of the Notes; Use of Proceeds

Notes may be executed and delivered by the Issuer, with the Subsidiary Guarantees endorsed thereon by the Subsidiary Guarantors, in such aggregate principal amount outstanding of not more than the aggregate principal amount as specified in the supplemental indenture of such series of Notes, to the Trustee or an Authenticating Agent for authentication, accompanied by an Officers’ Certificate of the Issuer directing such authentication and specifying the amount of Notes (with the Subsidiary Guarantees endorsed thereon) to be authenticated, the applicable rate at which interest (if any) will accrue on such Notes, the date on which the original issuance of such series of Notes (with the Subsidiary Guarantees endorsed thereon) is to be authenticated, the date from which interest (if any) will begin to accrue, the date or dates on which interest (if any) on such Notes will be payable and the date on which the principal of such Notes will be payable and other terms relating to such Notes and the Subsidiary Guarantees. The Trustee or an Authenticating Agent shall thereupon authenticate and deliver such Notes

(with the Subsidiary Guarantees endorsed thereon) to or upon the written order of the Issuer (as set forth in such Officers’ Certificate) signed by two Authorized Officers.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the Existing Notes pursuant to the Scheme.

(c)       Release and Substitution of Property Subject to the Lien

The security created in respect of the Collateral granted under the Security Documentation may be released in certain circumstances, including:

(i)       upon repayment in full of the Notes

(ii)       upon defeasance and discharge of the Notes as provided above under Section 8.01;

(iii)       upon certain dispositions of the Collateral to a Person that is not the Issuer or a Restricted Subsidiary in compliance with the terms of this Indenture, but only in respect of the Collateral so sold or disposed of;

(iv)       with respect to security granted by a Subsidiary Guarantor Pledgor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor Pledgor in accordance with the terms of this Indenture;

(v)       with respect to Capital Stock of a Subsidiary Guarantor or any Offshore Intercompany Claim constituting the Collateral, upon the transfer of all such Capital Stock or Offshore Intercompany Claim to the Issuer or any other Subsidiary Guarantor (or a Restricted Subsidiary that becomes a Subsidiary Guarantor concurrently with the transaction), provided that such transfer is permitted under this Indenture and concurrently or immediately subsequent to such transfer, the transferee creates a First Priority Lien on such Capital Stock or Offshore Intercompany Claim (subject to Permitted Liens) for the benefit of the Holders; or

(vi)       in whole or in part, with the consent of the Holders of more than 50% of the aggregate principal amount of the outstanding Notes of each series affected in accordance with the provisions described under Article 10.

In connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by this Indenture, the Issuer shall be entitled to instruct the Common Security Agent, subject to the conditions in Section 12.03, the Security Documentation (without notice to, or vote or consent of, any Holder) to take such actions as shall be required to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with this Indenture and the Security Documentation and the Trustee and the Common Security Agent shall receive full payment therefor from the Issuer for any costs incurred thereby.

Any release of the Collateral made in compliance with the Section 12.06 shall not be deemed to impair the Lien under the Security Documentation or the Collateral thereunder in contravention of the provisions of this Indenture or the Security Documentation.

No purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Trustee to instruct the Common Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Issuer and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of the Issuer or any Subsidiary Guarantor to make such sale or other disposition.

(d)       Satisfaction and Discharge

The Indenture shall upon request of the Issuer contained in an Officers’ Certificate cease to be of further effect, and the Trustee and the Common Security Agent, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.08 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer with the Trustee or any Paying Agent and thereafter repaid to the Issuer or discharged from such trust, as provided in this Indenture) have been delivered to the Trustee or the Registrar for cancellation; or (ii) the Issuer has irrevocably deposited with the Paying Agent or delivered to Holders, as applicable, after the Notes have become due and payable on the Final Maturity Date or such earlier date as provided herein, cash in U.S. dollars sufficient to pay all of the outstanding Notes and all other sums due and payable under this Indenture by the Issuer; and (b) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 7.06 shall survive.

(e)       Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuer shall submit an Officers’ Certificate to the Trustee, in substantially the form attached as Exhibit C to the Indenture, on or before a date not more than 120 days after the end of each fiscal year of the Issuer (which currently ends on December 31) ending after the Original Issue Date and within 15 Business Days after written request from the Trustee, that a review has been conducted under the supervision of the signing Officers of the activities of the Issuer and the Restricted Subsidiaries and the Issuer’s and the Restricted Subsidiaries’ performance under this Indenture and the Security Documentation during the preceding fiscal year and that the Issuer and each Restricted Subsidiary have fulfilled all of their respective obligations hereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default, the nature and status thereof.

For so long as any Note of any series hereof remains outstanding, the Issuer shall provide to a Responsible Officer of the Trustee, as soon as possible and in any event within 15 Business Days after the Issuer becomes aware or should reasonably become aware of the occurrence of a Default (or within 15 days of a written request from the Trustee), an Officers’ Certificate setting forth the details of the Default or any default or defaults in the performance of any covenants or agreements under the Security Documentation.

9.       Other Obligors

No person, other than the Applicants, will be an obligor of the New Notes.

Contents of Application for Qualification. This application for qualification comprises—

(a)       Pages numbered 1 to 15, consecutively.

(b)       The statement of eligibility of the trustee under the indenture to be qualified.

(c)       The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description
T3A-1	Certificate of Incorporation of Luckin Coffee Inc.
T3A-2	Memorandum of Association of Luckin Coffee Inc.
T3A-3	Certificate of Incorporation of Luckin Coffee Investment Inc.
T3A-4	Certificate of Incorporation on Change of Name of Luckin Coffee Investment Inc. dated September 19, 2017

Exhibit	Description
T3A-5	Certificate of Incorporation on Change of Name of Luckin Coffee Investment Inc. dated December 15, 2017
T3A-6	Memorandum of Association of Luckin Coffee Investment Inc.
T3A-7	Certificate of Incorporation of Luckin Coffee USA Holdings Inc.
T3A-8	Memorandum of Association of Luckin Coffee USA Holdings Inc.
T3A-9	Certificate of Incorporation of Luckin Coffee International Holdings Inc.
T3A-10	Memorandum of Association of Luckin Coffee International Holdings Inc.
T3A-11	Certificate of Incorporation of Luckin Coffee (USA) Inc.
T3A-12	Certificate of Incorporation of Luckin Coffee Roasting (Hong Kong) Limited
T3A-13	Articles of Association of Luckin Coffee Roasting (Hong Kong) Limited
T3A-14	Certificate of Incorporation of and Luckin Coffee (Hong Kong) Limited
T3A-15	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated September 11, 2017
T3A-16	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated September 20, 2017
T3A-17	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated October 18, 2017
T3A-18	Articles of Association of Luckin Coffee (Hong Kong) Limited
T3A-19	Certificate of Incorporation of Luckin Coffee Roastery (Hong Kong) Limited
T3A-20	Articles of Association of Luckin Coffee Roastery (Hong Kong) Limited
T3A-21	Certificate of Incorporation of Luckin Coffee International (Hong Kong) Limited
T3A-22	Articles of Association of Luckin Coffee International (Hong Kong) Limited
T3B	By-laws of Luckin Coffee (USA) Inc.
T3C-1	Form of Base Indenture
T3C-2	Form of Series A Supplemental Indenture
T3C-3	Form of Series B Supplemental Indenture
T3C-4	Form of Series C Supplemental Indenture
T3D	Findings of the Court
T3E	Scheme Document
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C-1 hereto)
T3G	Group structure chart showing direct and indirect subsidiaries of the Applicants
25.1	Statement of eligibility of The Bank of New York Mellon as the trustee on Form T-1 for the Form of Base Indenture

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies, organized and existing under the laws of its respective jurisdiction of incorporation, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and attested, all in the People’s Republic of China, on the 18th day of January, 2022.

LUCKIN COFFEE INC.

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Jinyi Guo
	Name: Reinout Hendrik Schakel		Name: Jinyi Guo

	Title: Chief Financial Officer and Chief Strategy Officer		Title: Director, Chief Executive Officer and Chairman of the Board

LUCKIN COFFEE INVESTMENT INC.

LUCKIN COFFEE USA HOLDINGS INC.

LUCKIN COFFEE INTERNATIONAL HOLDINGS INC.

LUCKIN COFFEE ROASTING (HONG KONG) LIMITED

LUCKIN COFFEE (HONG KONG) LIMITED

LUCKIN COFFEE ROASTERY (HONG KONG) LIMITED

LUCKIN COFFEE INTERNATIONAL (HONG _ KONG) LIMITED

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Jinyi Guo
	Name: Reinout Hendrik Schakel		Name: Jinyi Guo

	Title: Chief Financial Officer and Chief Strategy Officer of the Issuer		Title: Director

LUCKIN COFFEE (USA) INC.

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Yihui Zhang
	Name: Reinout Hendrik Schakel		Name: Yihui Zhang

	Title: Chief Financial Officer and Chief Strategy Officer of the Issuer		Title: Director